FIRST AMENDMENT TO JOINT VENTURE AGREEMENT

THIS FIRST AMENDMENT TO JOINT VENTURE AGREEMENT (“Amendment”) is entered into this 31st day of October, 2000, to be effective for all purposes as of June 17, 1999, by and between RY-8, INC., a Hawaii corporation (being a wholly-owned subsidiary of Roy’s Holdings, Inc., a Hawaii corporation) (“Roy’s”) and OS PACIFIC, INC., a Florida corporation (being a wholly-owned subsidiary of Outback Steakhouse, Inc., a Florida corporation) (“Outback”).

WHEREAS, Roy’s and Outback entered into that certain Joint Venture Agreement dated June 17, 1999 (the “Agreement”), pursuant to which a Florida joint venture was formed under the name Roy’s/Outback Joint Venture (the “Joint Venture”); and

WHEREAS, the parties desire to modify the Agreement to more accurately reflect the parties’ intent at the time of forming the Joint Venture and to reflect amendments agreed to in consideration for Outback and its parent corporation, Outback Steakhouse, Inc. (“OSI”), guaranteeing a $12,000,000 Revolving Line of Credit issued to Roy’s by Wachovia Bank (the “Line of Credit”);

NOW THEREFORE, in consideration of the foregoing and the respective covenants, agreements and conditions hereinafter set forth, and intending to be legally bound hereby, the parties hereto agree as follows:

Recitals.  The parties agree that the foregoing recitals are true and correct and incorporated herein by reference.

Modifications.  The parties agree that the following modifications shall be made to the Agreement:

Guarantees of Debt by Outback.  The second full paragraph of Section 4.1 of the Agreement beginning with the phrase “In addition to the foregoing, Outback agrees…” shall be deleted in its entirety and replaced with the following:

Until such time as either (i) Roy’s, using commercially reasonable efforts, can obtain financing secured by its interest in the Joint Venture from a third party financial institution on commercially reasonable terms in amounts sufficient to fund its share of additional capital contributions to the Joint Venture, or (ii) the Joint Venture can obtain such financing   secured by the Joint Venturers’ interests in the Joint Venture or the Joint Venture’s assets, Outback shall cause its parent company Outback Steakhouse, Inc. (“OSI”) to provide a guarantee of loans to Roy’s from third party financial institutions in amounts sufficient to fund Roy’s share of additional capital contributions to the Joint Venture (“Guaranteed Loans”) and to refinance Guaranteed Loans to the extent either Roy’s or the Joint Venture, using commercially reasonable efforts, cannot refinance the Guaranteed Loans without OSI’s loan guarantee.  The proceeds of all Guaranteed Loans shall be used solely to fund Roy’s share of capital contributions to the Joint Venture and making the minimum required debt service payments to the lender of the Guaranteed Loans. Neither Outback nor OSI shall charge Roy’s any fee or other assessment for such guarantees.  As a condition to such guarantees, Roy’s shall and hereby does agree to indemnify and hold Outback and OSI harmless from any liability or loss either of them may incur from payments on such guarantees or otherwise arising from or as a result of such guarantees.  Roy’s shall also cause its parent company, Roy’s Holdings, Inc. (“RHI”) to indemnify and hold harmless Outback and OSI from any liability or loss either of them may incur from payments on such guarantees or otherwise arising from or as a result of such guarantees. Roy’s shall secure its indemnity of Outback and OSI by granting to Outback and OSI a first priority security interest in Roy’s entire interest in the Joint Venture.  For so long as any guarantee by Outback or OSI is outstanding, Roy’s shall not grant any other security interest in, or in any other manner otherwise pledge or encumber, its interest in the Joint Venture.

As part of the foregoing, promptly upon the execution of this Amendment, Outback agrees to cause its parent company, Outback Steakhouse, Inc. (“OSI”) to arrange for a loan to Roy’s for up to $12 million on commercially reasonable terms (taking into consideration OSI’s loan guarantee) with Wachovia Bank, N.A. and to guarantee said loan as an accommodation guarantor.  Roy’s use of said loan proceeds will be limited to funding its capital contributions to the Joint Venture and making the minimum required debt service payments to Wachovia Bank.  Further, Outback agrees that OSI will not charge Roy’s any fee or other assessment for its accommodation guaranty of said loan.

2.2       Subsequent Capital Contributions. Section 4.4 of the Agreement shall be deleted in its entirety and replaced with the following:

                                    Each Joint Venturer shall be obligated to contribute to the Joint Venture such percentage as is equal to such Joint Venturer’s Percentage Interest (initially 50%) of any additional capital contributions called for by majority vote of the Executive Committee. Such contributions shall be made within ten (10) business days of the call therefore by the Executive Committee. A Joint Venturer’s failure to contribute its required share of additional capital contributions shall constitute a default under and breach of this Agreement.  Notwithstanding the foregoing, Roy’s shall only be obligated to contribute additional capital from, and to the extent of, financing provided pursuant to Section 4.1 hereof.

2.3       Liability for Certain Obligations. Section 4.6.1 of the Agreement shall be deleted in its entirety and replaced with the following paragraph:

The parties acknowledge that the Joint Venture will incur certain material long term obligations, including, but not limited to, obligations as lessee under leases for Restaurant premises; provided however, the Joint Venture shall borrow no money and incur no liabilities for any loans other than loans from Outback or its affiliates for equipment for the Restaurants. Roy’s and Outback agree that as to any obligation of the Joint Venture, including but not limited to liability under any lease, Roy’s and Outback shall each be proportionately liable to any third party for only up to such percentage of any amounts outstanding of such obligation as is equal to the Joint Venturer’s Percentage Interest.  Roy’s and Outback shall not be jointly and severally liable for any obligation.

Documentation. The phrase “proportionately fifty percent (50%) of any amounts outstanding under such obligations” in Section 4.6.2 shall be deleted and replaced with “such percentage of any amounts outstanding under such obligations as is equal to the Joint Venturer’s Percentage Interest.”

Indemnification. Section 4.6.3 shall be deleted in its entirety and replaced with the following:

In the event any Joint Venturer is liable to any third party for any material long term obligation in excess of such Joint Venturer’s proportionate share based on its Percentage Interest, the other Joint Venturer will indemnify and hold it harmless from and against any liability, claim, damage, action or obligation relating to said third party’s claim for such excess amounts.

2.6       Interest in Property.  Section 5.2 of the Agreement shall be deleted in its entirety and replaced with the following:

                                                Each Joint Venturer’s ownership and voting interest in the Joint Venture (hereafter “Percentage Interest”) and in the Joint Venture’s assets, income, profits, losses and distributions shall be equal to a percentage, such percentage being the same percentage as such Joint Venturer’s Net Capital Contributions to the Joint Venture bears to the total Net Capital Contributions to the Joint Venture.  For purposes of this Agreement, the term “Net Capital Contributions” shall mean the initial capital contributions of cash made by a Joint Venturer to the Joint Venture, increased by: (i) any additional capital contributions by such Joint Venturer; (ii) such Joint Venturer’s distributive share of Joint Venture profits and any items in the nature of income or gain which are specially allocated to such Joint Venturer; and (iii) the amount of any Joint Venture liabilities assumed by such Joint Venturer or which are secured by any Joint Venture property distributed to such Joint Venturer; and reduced by: (a) the amount of cash and the value of any Joint Venture property distributed to such Joint Venturer; (b) such Joint Venturer’s distributive share of Joint Venture losses and any items in the nature of expenses or losses which are specially allocated to such Joint Venturer; and (c) the amount of any liabilities of such Joint Venturer assumed by the Joint Venture or which are secured by any property contributed by such Joint Venturer to the Joint Venture.

                                                The foregoing provisions are intended to comply with Treasury Regulation §1.704-1(b) and shall be interpreted and applied in a manner consistent with such regulation.

2.7       Division or Share of Profits. Section 7.1 shall be deleted in its entirety and replaced with the following:

Any profits of the Joint Venture shall be allocated between the Joint Venturers in accordance with their respective Percentage Interests.

The amount and timing of distributions shall be determined by the Executive Committee in its sole discretion.  Distributions shall be made to the Joint Venturers in accordance with the respective Percentage Interests; provided however, upon request of either Joint Venturer, the Executive Committee may approve, in its sole discretion, distributions to only one of the Joint Venturers. Any distribution made to only one of the Joint Venturers shall reduce the receiving Joint Venturer’s Net Capital Contributions, capital account, and Percentage Interest accordingly.

2.8            Effect of Termination.  The following shall be added to the end of Section 10.2:

In the event the Joint Venture is terminated due to one party’s acquisition, through purchase or otherwise of the entire Joint Venture interest of the other party, the acquiring party shall be entitled to the royalty-free master license described in Section 4.1 and the license to use the recipes described in Section 5.3, for so long as any Restaurant remains in operation.  In the event the Joint Venture is terminated due to one party’s bankruptcy, insolvency or breach of the terms of this Agreement, the other party shall be entitled to the royalty-free master license described in Section 4.1 and the license to use the recipes described in Section 5.3, for so long as any Restaurant remains in operation.

2.9       Put Options/Maximization of Value. In the first sentence of Section 11.1, after “Joint Venture” add “(being 12.5% of the entire Joint Venture)”.

2.10            Pay Down of Line of Credit. The following paragraph shall be added after Section 11.2.4 as Section 11.2.5:

                        11.2.5 Pay Down of Line of Credit

In the event Roy’s exercises its put options and as a result, Outback purchases a portion of Roy’s interest in the Joint Venture, Roy’s shall pay off a percentage of any amounts then outstanding under any and all Guaranteed Loans,   as is equal to the percentage of Roy’s interest in the Joint Venture that is being purchased by Outback.

2.12     Assignment.  The second sentence of Article XII shall be deleted in its entirety and replaced with the sentence “Further, no Joint Venturer may assign or pledge as collateral its interest in profit distributions or its put options; except for a pledge by Roy’s to First Hawaiian Bank securing a loan in the amount of $1,000,000, a pledge by Roy’s to the financial institution providing financing guaranteed by Outback or OSI pursuant to Section 4.1 hereof, and a pledge by Roy’s to Outback to secure obligations to Outback under indemnification agreements relating to Outback’s guarantee of financing pursuant to Section 4.1 hereof.”

                                                                                                                                                                        2.13             Condition Subsequent.  Article XVII shall be deleted in its entirety.

3.            Ratification. The parties agree that the Joint Venture Agreement, as modified hereby, is in full force and effect, and all other terms are hereby ratified and confirmed.

            IN WITNESS WHEREOF, the parties have executed this Amendment as of the first date written above.

RY-8, INC.                                                                             OS PACIFIC, INC.,

a Hawaii corporation                                                                   a Florida corporation

By: /s/Terrence M. Lee                                                 By: /s/Robert D. Basham

Name: Terrence M. Lee                                                      Name: Robert D. Basham

Title: Vice President and Secretary                                              Title: President